AURIZON MINES LTD.

TSX: ARZ
AMEX: AZK

Developing Canada's Next Gold Mine

Report to Shareholders



Fellow Shareholders,

2004 was a successful year for Aurizon on many fronts. A positive Feasibility Study was delivered on an initial start-up mining situation at Casa Berardi. An internal Scoping Study indicates that the base case economics improve considerably when the higher grade ounces in the lower portion of Zone 113 are integrated into the mining plan. Exploration successes around the East Mine confirmed the potential for discovery of additional ounces of gold on the property. Infill drilling of Zone 113 below 700 metres indicated that Zone 113 has the potential to become a high grade deposit at depth. None of these successes would have been possible, however, without the dedication shown by our experienced staff. At Casa Berardi, most of the technical and mining personnel have more than 20 years of mining experience with major mining companies such as Barrick, Placer Dome, Noranda, Falconbridge, Agnico-Eagle, Aur and Cambior. This year we added the experience of Gilles Brousseau, as Mine Manager. Gilles and his team have generated many ideas that will eventually lead to a reduction in the time and capital needed to bring Casa Berardi to commercial production.

Aurizon employees had a very busy year in 2004. Our engineers were working with consultants from Met-Chem Canada Inc. to draft a plan to put Casa Berardi back into production. Our Geologists were busy with a 53,000 metre drill program. Infill drilling was conducted from the 550 metre track drift on 25 metre centres down to a depth of 700 metres. On surface, wide spaced exploration drilling was conducted around the East mine. The mining group completed significant development work including an alimak pilot raise from the 550 metre level to surface. This raise, will eventually become the new Casa Berardi West Mine shaft once it is enlarged to a 5.5 metre diameter. On surface, a freezing plant immobilized the swampy overburden so that a concrete shaft collar could be constructed to a depth of 42 metres to reach bedrock. Other work included concrete footings which will eventually anchor the new headframe and related surface infrastructure. Our administrative group devised and implemented detailed policies and procedures in the areas of health and safety, good mining practice, environmental management and financial controls. A total of C$27.5 million was spent by the Company in 2004 preparing Casa Berardi for commercial production.

Your Directors have given Aurizon management approval to develop Casa Berardi, subject to financing. The Feasibility Study indicates that C$84 million is required to bring Casa Berardi to commercial production. The necessary funds will be raised using both debt and equity with the objective of minimizing equity dilution. Several debt providers are actively involved, reviewing the project data. It is anticipated that project financing will be announced during the second quarter of 2005.

In order to expedite the project development, C$25 million was raised at a premium to the market price in March of this year. The money will be spent to construct the headframe and surface infrastructure, and initiate the shaft construction utilizing the pilot raise and continue the ongoing development and exploration of the Project. Casa Berardi is on track to reaching production by the end of 2006.

Management was disappointed this year by the lack of recognition the market has given to Aurizon's project advancement. As shareholders of the Company, we have not been pleased with the performance of the share price. In order to improve share performance, we have increased our marketing in the United States and will be making inroads into Europe this year. This year's exploration budget of C$7 million should also increase investor awareness of the Company. Exploration results will be released on a continuous basis throughout the year.

Probably the most satisfying experience for the CEO of a company like Aurizon is seeing the progress made on site, between visits. Last year, 2004, was one of great personal satisfaction, as I was able to witness the transformation of Casa Berardi from development status to the beginnings of a new gold mine for Canada. During the next 18 months, project construction is expected to accelerate, with completion expected late in 2006.

This year two of our founding directors, Peter Ferderber and Bill Vance will be retiring from the board after seventeen years of faithful and dedicated service. Peter had the vision of acquiring highly prospective gold projects in the pro-mining jurisdiction of Quebec, and this initiative became the foundation of Aurizon's low-risk growth strategy. Bill has continually provided positive encouragement and wise counsel. We recognize and appreciate the contributions made by these gentlemen to Aurizon's development. We wish them well in their retirement.

I would also like to thank shareholders for their support, and encourage you to take advantage of our marketing campaigns to meet with us. We look forward to another year that will bring Casa Berardi closer to production.

March 18, 2005

David P. Hall
Chairman, President and Chief Executive Officer

CASA BERARDI PROJECT



FEASIBILITY STUDY COMPLETED

Production Statistics (Base Case)

- **Reserves at West Mine - 868,000 ounces**
- **Average total cash cost per ounce - US$233**
- **Capital required $US67 Million**
- **Average annual production rate - 150,000 ounces**
- **Initial mine life - 5.5 years**
- **IRR before tax - 17%**
- **Pre-production period reduced from 30 months to 18 months**

***Based on US$400 gold price and 1.25 exchange rate**
No tax payable in the initial 5.5 years

AURIZON MINES LTD.

TSX: ARZ
AMEX: AZK







CASA BERARDI 2005 Underground Exploration Program

- Test for the high grade ore shoot extension of Zone 113 between 900 metres and 1,100 metres
- Extend the 550 metre drift east and infill drill Zones 118 to 120 to develop an indicated drill resource

Surface Exploration Program

- 19,000 metres of exploration drilling planned for 2005









Casa Berardi Production Timeline
Ongoing Exploration
2003
2004
2005
2006
2007
Production
Preproduction Period
Arrange Financing
Feasibility Study completed
Finalize mining plans
U/G definition drilling commenced
U/G development program commenced

AURIZON HAS ALREADY COMPLETED CONSTRUCTION OF THE FOLLOWING SURFACE & UNDERGROUND INFRASTRUCTURES AT CASA BERARDI

- Surface foundations for headframe, backlegs, hoist buildings and silos
- 42 metre concrete shaft collar
- Ramp development in Zone 113 to the 570 metre level
- Access drift to the shaft and stations on the 280 metre and 550 metre levels
- Shaft pilot raise from the 550 metre to the 280 metre level
- Ramp rehabilitation from surface down to the 460 metre level



Growing Production Profile
200,000
Growing Production Ounces
33,500
Expanding Reserves
Exploration Success
2004
Casa Production
2008

2004 & 2005 ACCOMPLISHMENTS

- Positive Feasibility Study completed for Casa Berardi - January 2005
- Shaft preparation work completed at Casa Berardi
- High grade ore shoot outlined in Zone 113 below 700 metres at Casa Berardi















AURIZON MINES LTD.
CASA BERARDI PROJECT
* Discovered Ounces
(Excluding 700,000 ounces previously mined)
37 km
ONTARIO
QUEBEC
West Mine
East Mine
West Mine
524,000* Ozs.
113 - 120 Zones
1,133,000* Ozs.
Principal Deposit
746,000* Ozs.
East Mine
235,000* Ozs.
4 km
SURFACE
Ramp
Mill (2200 t/d)
Decline
NW
Lower Inter
113
300 LEVEL TRACK DRIFT
140
157
Principal
118-120 AREA
West Mine
East Mine
-400m
-800m
-1200m
S-96
S-95
S-92
S-98
7.8/6.0
27.6/0.5
4.9/0.8
S-91
S-90
20.6/3.0
S-93
S-102
10.8/5.2
11.7/16.0
10.3/9.8
5.5/12.1
S-94
1.3/9.0
S-102
3.5/3.4
S-125
3.6/9.0
incl. 5.6/4.5
10400E
11200E
12000E
12800E
13600E
14400E
15200E
16000E
Probable Reserves
Indicated Resources
Inferred Resources
Past Production
Recent Exploration holes
2004 Exploration Discoveries
0
0.5
1.0 km

"The best place to find gold...is in a gold mine

Casa Berardi Project - A Developing Growth Story



West Mine
524,000 Ozs.
Principal Deposit
746,000 Ozs.
Ontario
Quebec
East Mine
235,000 Ozs.
113 - 120 Zones
1,133,000 Ozs.
Total Reserves/Resources
2,638,000 ozs.
0
5km
Excluding 700,000 ounces previously mined



Casa Berardi Mill



The daily gold price from June 2001 - December 2004
460
450
440
430
420
410
400
390
380
370
360
350
340
330
320
310
300
290
280
270
260
Jun-01
Oct-01
Feb-02
Jun-02
Oct-02
Jan-03
May-03
Sep-03
Jan-04
May-04
Sep-04
Dec-04

Construction at Casa Berardi



Shaft Collar Completed



Headframe Foundation



Temporary Hoist Room

Contact Information: Aurizon Mines Ltd. (TSX: ARZ, AMEX: AZK)

Corporate Head Office: Suite 900 - 510 Burrard Street, Vancouver, BC V6C 3A8 CANADA

Tel:604-687-6600, Fax: 604-687-3932, Toll free Canada/US: 1-888-411-GOLD (4653)

Email: info@aurizon.com, Web Site: www.aurizon.com

Forward Looking Statements: This brochure includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization, mineral reserve and resource estimates, exploration results, and future plans and objectives of the Company are forward looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: changes in the world wide price of gold, fluctuations in currency exchange rates, risks inherent in mineral exploration, risk associated with development, construction and mining operations, the uncertainty of future profitability and uncertainty of access to additional capital.